Proposal #1 passed at the meeting held on June 16, 2004

Final Proxy Results - ML Dragon Fund, Inc.
1st Meeting Date: May 26, 2004
2nd Meeting Date: June 16, 2004

Record Date: March 19, 2004
As of: June 16, 2004

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between ML Dragon Fund into	14,745,026	7,372,514	7,560,280	508,123	170,015	8,238,418
ML Developing Capial Markets Fund

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1:
Requires the affirmative vote of the stockholders representing a majority of the outstanding shares entitled to be voted thereon.